[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

212-455-2163	mbrod@stblaw.com

VIA EDGAR

May 8, 2017

Lyn Shenk, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RELX PLC Form 20-F for Fiscal Year Ended December 31, 2016 Filed March 7, 2017 File No. 001-13334 RELX NV Form 20-F for Fiscal Year Ended December 31, 2016 Filed March 7, 2017 File No. 001-13688

Dear Mr. Shenk:

We are writing on behalf of our clients, RELX PLC and RELX NV, in response to your letter dated May 2, 2017, containing comments of the Staff of the Securities and Exchange Commission (the “Commission”), regarding RELX PLC’s and RELX NV’s Form 20-F for the fiscal year ended December 31, 2016 (the “Letter”).

As discussed today by telephone with Amy Geddes of the Commission’s Staff and Mark Brod of this firm, we confirm that RELX PLC and RELX NV intend to submit their response to the Letter by May 30, 2017.

If you have any questions regarding the foregoing, please feel free to contact Mark Brod (mbrod@stblaw.com; tel. 212-455-2163). We appreciate your consideration.

May 8, 2017	Lyn Shenk, Branch Chief

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

cc:	N. L. Luff

RELX PLC and

RELX NV

Aamira Chaudhry

Amy Geddes

Division of Corporation Finance

Securities and Exchange Commission

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